50 rue de Dijon
21121 Daix France

July 7, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Kevin Vaughn
Paul Fischer

Re:	Inventiva S.A.
Registration Statement on Form F-1

File No. 333-239312

Acceleration Request
Requested Date: Thursday, July 9, 2020
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inventiva S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on July 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Richard Segal and Layne Jacobs of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Richard Segal at + 1 617 937 2332, or in his absence, Layne Jacobs at + 617 937 2321.

[Signature Page Follows]

Sincerely,

Inventiva S.A.

/s/ Frédéric Cren
By:	Frédéric Cren, Inventiva S.A.
Chief Executive Officer

cc:	Divakar Gupta, Cooley LLP
Richard Segal, Cooley LLP
Alison Haggerty, Cooley LLP
Layne Jacobs, Cooley LLP